Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

First Quarter Fiscal Year 2016

Conference Call Remarks

October 28, 2015

Steve Milligan

Chief Executive Officer

Good afternoon and thank you for joining us. With me today are Mike Cordano, our president and chief operating officer, and Olivier Leonetti, our chief financial officer. After my opening remarks, Olivier will provide additional commentary on our September quarter performance and our outlook for the December quarter.

This is an important time for Western Digital. We have announced several transformational developments over the last few weeks, including the planned investment in our company by Unisplendour, the decision by MOFCOM and the planned acquisition of SanDisk. Coupled with our continued strong execution in the business, I am very excited about the company’s future and our ability to create long term value for our customers, shareholders and employees. We are proceeding with our integration into a single company as outlined in the MOFCOM decision and we are submitting our applications for the regulatory reviews associated with the SanDisk acquisition and Unisplendour investment. We look forward to keeping you informed of our progress.

Turning to the September quarter, industry demand for hard drives was moderately higher than expected, driven primarily by strength in demand for 2.5-inch devices for game consoles and notebook PCs. We reported revenues of $3.4 billion, non-GAAP gross margins of 28.9 percent, and diluted earnings per share of $1.56. Our storage shipments for the September quarter grew to 64 exabytes from 56 exabytes in the June quarter.

These results reflect continued strong product and technology positioning, coupled with solid execution.

Our enterprise SSD revenue grew significantly to $233 million, reflecting the continued success of our SAS SSD products in an increasingly competitive environment. Additionally, we continue to ramp our new Ultrastar PCIe NVMe offering.

Revenue from our video surveillance hard drives also continued its rapid growth as customers embraced our expanding lineup of these multi purpose-built solutions.

We continue to see positive market reaction to the value proposition of our new Active Archive system. We anticipate this new systems business will generate meaningful revenue next fiscal year.

We saw good demand for our enterprise hard drives, especially our high capacity helium drives, with more than one million units shipped in the quarter. We are volume shipping our 8TB helium drive and will be ramping our 10TB helium drive in the year ahead. Overall demand in the high capacity space was somewhat softer than anticipated. This was due to absorption of previously deployed storage assets purchased earlier in the calendar year by some of our large customers. Notwithstanding cyclicality within a given period, growth in the capacity enterprise sector will continue, with a 35 percent CAGR in exabytes anticipated on an annualized basis through 2020. This is underpinned by the ongoing growth in data being created and stored.

Looking to the PC market, we are continuing to see some signs of stabilization in demand, driven by innovation, refresh cycles and normalization of PC inventories.

We believe we have the opportunity to improve our financial performance due to the integration synergies associated with the recent MOFCOM decision, coupled with our continued favorable mix of business. Longer term, the acquisition of SanDisk and the investment by Unisplendour will help transform our company into a storage technology leader with a broader set of products, deeper technology base and an expanded addressable market.

Olivier will now provide a summary of our September quarter performance and our outlook.

CLOSING REMARKS:

Thank you again for joining us today. In closing, I want to thank all of our employees and suppliers for their commitment and outstanding execution and our customers for their continued business. Thank you so much.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital’s product and technology positioning, the anticipated benefits and timing of the integration of HGST and WD, the investment in the company by Unisplendour Corporation and Western Digital’s proposed merger with SanDisk (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense.

Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s stockholders do not approve the merger or that Western Digital’s stockholders do not approve the issuance of stock in the merger (to the extent such approval is required), potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital intends to file a registration statement on Form S-4 with the SEC that contains a preliminary joint proxy statement of SanDisk and Western Digital that also constitutes a preliminary prospectus of Western Digital. After the registration statement is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement/prospectus to their respective stockholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when filed) as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Western Digital’s executive officers and directors in Western Digital’s definitive proxy statement filed with the SEC on September 23, 2015. You can find information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.

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